Exhibit 99.1

COOSA VALLEY HEALTH CARE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2010 AND JUNE 30, 2010

ASSETS

	September 30, 2010 (Unaudited)	June 30, 2010 (Audited)
Current Assets		
Cash	**$ 300,534**	$ 180,198
Patient Accounts Receivable, Net of Allowance for Doubtful Accounts of $35,267 and $77,635, Respectively	**437,265**	551,096
Prepaid Expenses	**4,183**	14,716
Property and Equipment, Held for Sale	**333,962**	332,893
Total Assets	**$1,075,944**	$1,078,903

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Note Payable	**$ 395,875**	$ 420,393
Accounts Payable	**106,607**	134,473
Taxes and Other Employee Withholding	**62,927**	70,567
Accrued Salaries and Wages	**84,086**	87,672
Accrued Expenses	**40,458**	27,950
Estimated Third-Party Payor Settlements	**40,051**	40,051
Loan from Stockholder	**150,000**	150,000
Due to Related Parties	**240,050**	163,921
	1,120,054	1,095,027
Stockholders' Deficit		
Common Stock, $0.10 Par Value; 100,000 Shares Authorized and Outstanding	**10,000**	10,000
Accumulated Deficit	**(54,110)**	(26,124)
	(44,110)	(16,124)
Total Liabilities and Stockholders' Deficit	**$1,075,944**	$1,078,903

The accompanying notes are an integral part of these balance sheets.

COOSA VALLEY HEALTH CARE, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	2010	2009
Revenue		
Net Patient Services	**$1,491,171**	$1,618,768
Other	**-**	300
	1,491,171	1,619,068
Operating Expenses		
Administrative	**354,858**	249,962
Employee Benefits	**57,587**	76,882
Nursing Service	**720,791**	782,707
Rehabilitation Therapy	**18,659**	13,304
Dietary	**170,148**	176,321
Housekeeping	**65,853**	66,815
Laundry	**20,527**	23,354
Operation of Plant	**65,086**	56,433
Social Services	**9,152**	8,502
Activities	**6,777**	6,741
Provision for Bad Debts	**(6,805)**	3,618
Depreciation and Amortization	**-**	20,310
Interest	**8,310**	7,723
	1,490,943	1,492,672
Operating Income	**228**	126,396
Other Income		
Interest	**286**	240
Net Income	**514**	126,636
Accumulated Deficit, Beginning	**(26,124)**	(97,677)
Dividends Paid	**(28,500)**	(59,000)
Accumulated Deficit, Ending	**$ (54,110)**	$ (30,041)

The accompanying notes are an integral part of these statements.

COOSA VALLEY HEALTH CARE, INC.
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	2010	2009
Cash Flows from Operating Activities		
Net Income	$ 514	$ 126,636
Adjustments to Reconcile Net Income to		
Cash Provided by Operating Activities		
Depreciation and Amortization	**-**	20,310
Provision for Bad Debts	**(6,805)**	3,618
Change In		
Patient Account Receivables, Net	**120,636**	31,979
Prepaid Expenses	**10,533**	2,697
Accounts Payable	**(27,866)**	(10,198)
Taxes and Other Employee Witholding	**(7,640)**	(7,186)
Accrued Salaries and Wages	**(3,586)**	(150)
Accrued Expenses	**12,508**	(3,890)
	98,294	163,816
Cash Flows from Investing Activities		
Purchases of Property and Equipment	**(1,069)**	(3,901)
Cash Flows from Financing Activities		
Payments to and Borrowings from Related Parties	**76,129**	(12,241)
Principal Payments on Long-Term Debt	**(24,518)**	(32,420)
Dividends Paid	**(28,500)**	(59,000)
	23,111	(103,661)
Net Increase in Cash	**120,336**	56,254
Cash, Beginning	**180,198**	109,918
Cash, Ending	**$300,534**	$ 166,172
Supplemental Disclosure of Cash Flow Information		
Cash Payments for Interest	**$ 1,104**	$ 8,088

The accompanying notes are an integral part of these statements.

COOSA VALLEY HEALTH CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Coosa Valley Health Care, Inc. operates a 124-bed nursing home facility in Glencoe, Alabama. The nursing home is licensed by the state of Alabama and is, therefore, subject to the rules and regulations of Alabama.

The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they omit disclosures, which would substantially duplicate those contained in the most recent audited financial statements as of June 30, 2010. The financial statements as of September 30, 2010 and 2009 are unaudited and, in the opinion of management, include all adjustments considered necessary for a fair presentation. The results of operations for the quarter ended September 30, 2010 are not necessarily indicative of the results of a full year's operation.

(2) Fair Value Measurements

ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The estimated fair values of the Company's short-term financial instruments, including cash, receivables and payables arising in the normal course of business, and current portions of debt, approximate their individual carrying amounts due to their relatively short period of time between origination and expected realization. The Company does not have any other financial instruments measured at fair value on a recurring basis that require further disclosure. Property and equipment held for sale as of September 30, 2010 and June 30, 2010 were measured at fair value on a nonrecurring basis and are recorded at the lower of cost or fair value less costs to sell. The fair value of property and equipment held for sale was determined using level 3 inputs based on the amount of the sales contract.

(3) Subsequent Events

Effective October 1, 2010, the Company sold its land, building, equipment, furniture and fixtures related to its nursing facility to Coosa Nursing ADK, LLC for $8,812,500. The Company received cash proceeds of $8,246,000 (including additional consideration of $33,500 for inventory, supplies and bed taxes) and entered into a $600,000 promissory note with the purchaser. The transaction resulted in a gain on sale of $8,512,038.

The Company entered into a promissory note receivable in the amount of $600,000 with Coosa Nursing ADK, LLC and AdCare Health Systems, Inc. concurrent with the sale of assets. Under the terms of the note receivable, the Company will receive monthly payments of $100,000 plus accrued interest beginning on November 1, 2010 and continuing on the first day of each month until the note is paid in full. The note receivable matures on April 1, 2011 and earns interest at a rate of eight percent per year.

Concurrent with the sale of assets, the Company paid off its note payable with a financial institution. The note payable had an outstanding balance of $395,875 as of September 30, 2010 and was scheduled to mature on February 7, 2014.

The net proceeds from the sales transaction were distributed by dividend to the Company's stockholders.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 29, 2010, the date the financial statements were issued.

COOSA VALLEY HEALTH CARE, INC.
GLENCOE, ALABAMA

FINANCIAL STATEMENTS AS OF
JUNE 30, 2010 AND 2009 AND
REPORT OF INDEPENDENT ACCOUNTANTS

COOSA VALLEY HEALTH CARE, INC.

CONTENTS

MᴄNᴀɪʀ, McLᴇᴍᴏʀᴇ, Mɪᴅᴅʟᴇʙʀᴏᴏᴋs & Cᴏ., LLP

CERTIFIED PUBLIC ACCOUNTANTS

389 Mulberry Street • Post Office Box One • Macon, GA 31202
Telephone (478) 746-6277 • Facsimile (478) 743-6858
www.mmmcpa.com

December 29, 2010

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Coosa Valley Health Care, Inc.

We have audited the accompanying balance sheets of Coosa Valley Health Care, Inc. (the Company) as of June 30, 2010 and 2009 and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coosa Valley Health Care, Inc. as of June 30, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McNair, McLemore, Middlebrooks & Co., LLP
McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

COOSA VALLEY HEALTH CARE, INC.
BALANCE SHEETS
JUNE 30, 2010 AND 2009

ASSETS

	2010	2009
Current Assets		
Cash	**$ 180,198**	$ 109,918
Patient Accounts Receivable, Net of Allowance for Doubtful Accounts of $35,261 and $77,635 in 2010 and 2009	**551,096**	579,254
Prepaid Expenses	**14,716**	19,713
Property and Equipment, Held for Sale	**332,893**	-
	1,078,903	708,885
Property and Equipment		
Land	**-**	50,000
Buildings and Improvements	**-**	1,481,905
Furniture, Fixtures and Equipment	**-**	864,154
	-	2,396,059
Accumulated Depreciation	**-**	(2,015,169)
	-	380,890
Total Assets	**$1,078,903**	$1,089,775

The accompanying notes are an integral part of these balance sheets.

COOSA VALLEY HEALTH CARE, INC.
BALANCE SHEETS
JUNE 30, 2010 AND 2009

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2010	2009
Current Liabilities		
Current Maturities of Long-Term Debt	**$ 420,393**	$ 99,835
Accounts Payable	**134,473**	154,635
Taxes and Other Employee Withholding	**70,567**	76,814
Accrued Salaries and Wages	**87,672**	99,703
Accrued Expenses	**27,950**	26,075
Estimated Third-Party Payor Settlements	**40,051**	40,051
Loan from Stockholder	**150,000**	150,000
Due to Related Parties	**163,921**	110,442
	1,095,027	757,555
Long-Term Debt	**-**	419,897
Stockholders' Deficit		
Common Stock, $0.10 Par Value; 100,000 Shares Authorized and Outstanding	**10,000**	10,000
Accumulated Deficit	**(26,124)**	(97,677)
	(16,124)	(87,677)
Total Liabilities and Stockholders' Deficit	**$1,078,903**	$1,089,775

The accompanying notes are an integral part of these balance sheets.

COOSA VALLEY HEALTH CARE, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED JUNE 30

	2010	2009
Revenue		
Net Patient Services	$6,267,097	$6,583,923
Other	29,521	34,467
	6,296,618	6,618,390
Operating Expenses		
Administrative	1,096,745	1,279,910
Employee Benefits	309,695	336,535
Nursing Service	3,193,063	3,058,532
Rehabilitation Therapy	72,512	104,886
Dietary	733,237	765,845
Housekeeping	254,056	253,871
Laundry	88,513	97,884
Operation of Plant	204,059	230,067
Social Services	37,387	38,531
Activities	32,294	21,126
Medical Records	-	648
Provision for Bad Debts	45,869	118,498
Depreciation and Amortization	54,160	82,430
Interest	39,829	40,131
	6,161,419	6,428,894
Operating Income	135,199	189,496
Other Income		
Interest	954	3,855
Net Income	136,153	193,351
Accumulated Deficit, Beginning	(97,677)	(18,028)
Dividends Paid	(64,600)	(273,000)
Accumulated Deficit, Ending	$ (26,124)	$ (97,677)

The accompanying notes are an integral part of these consolidated statements.

COOSA VALLEY HEALTH CARE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

	2010	2009
Cash Flows from Operating Activities		
Net Income	**$ 136,153**	$ 193,351
Adjustments to Reconcile Net Income to		
Cash Provided by Operating Activities		
Depreciation and Amortization	**54,160**	82,430
Provision for Bad Debts	**45,869**	118,498
Change In		
Patient Account Receivables, Net	**(17,710)**	(41,167)
Other Receivables	**-**	18,442
Prepaid Expenses	**4,996**	57,890
Accounts Payable	**(20,162)**	(13,059)
Taxes and Other Employee Witholding	**(6,247)**	(15,484)
Accrued Salaries and Wages	**(12,031)**	(53,258)
Accrued Expenses	**1,874**	(54,405)
	186,902	293,238
Cash Flows from Investing Activities		
Purchases of Property and Equipment	**(6,163)**	(41,458)
Cash Flows from Financing Activities		
Payments to and Borrowings from Related Parties	**53,479**	(61,118)
Loan from Stockholder	**-**	150,000
Principal Payments on Long-Term Debt	**(99,338)**	(85,870)
Dividends Paid	**(64,600)**	(273,000)
	(110,459)	(269,988)
Net Increase (Decrease) in Cash	**70,280**	(18,208)
Cash, Beginning	**109,918**	128,126
Cash, Ending	**$ 180,198**	$ 109,918
Supplemental Disclosure of Cash Flow Information		
Cash Payments for Interest	**$ 38,016**	$ 35,876

The accompanying notes are an integral part of these consolidated statements.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Coosa Valley Health Care, Inc. operates a 124-bed nursing home facility in Glencoe, Alabama. The nursing home is licensed by the state of Alabama and is, therefore, subject to the rules and regulations of Alabama.

Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions when preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Receivables and Concentrations of Credit Risk

The Company grants credit without collateral to its residents. Most of the residents are insured under governmental programs or third-party contractual agreements. The collectibility or reliability of accounts receivable is dependent primarily upon the performance of the government unit, the third-party payor or the resident’s family. Management does not believe significant credit risks are associated with accounts receivable. Adequate provision for doubtful accounts has been established based upon historical experience, the aging of the account and the payor classification. Uncollectible accounts are written off after all collection efforts have been exhausted.

The Company maintains its cash balances in a financial institution located in Gadsden, Alabama. The balances are fully insured by the Federal Deposit Insurance Corporation under the Transaction Account Guarantee Program (which has been extended until December 31, 2010).

Property and Equipment - Held for Sale

On March 7, 2010, the Company entered into a purchase agreement with Coosa Nursing ADK, LLC to sell the land, building, equipment, furniture and fixtures related to its nursing facility. The sales price is $8,812,500 and is expected to finalize on October 1, 2010. The property and equipment held for sale are reported at the lower of their carrying amount or fair value less cost to sell. Depreciation of property and equipment was discontinued when classified as held for sale.

(1) Nature of Business and Summary of Significant Accounting Policies (Continued)

Property and Equipment and Depreciation

Depreciation of property and equipment is computed principally on the straight-line method over the following estimated useful lives:

	Years
Buildings and Improvements	5-40
Furniture, Fixtures and Equipment	5-25

Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and a gain or loss is included in operations.

Revenue Recognition

Revenues are derived from services rendered to patients for long-term care and rehabilitation therapy services.

Revenues are recorded when services are provided based upon established rates adjusted for amounts expected to be received under third-party contractual arrangements with governmental providers, Medicare and Medicaid. These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay in long-term care, the Company bills in advance for the following month, with the remittance being due on receipt of the statement and generally by the tenth day of the month services are performed.

Payments are received from the Medicare program under a prospective payment system (PPS). For skilled nursing services, Medicare pays a fixed fee per Medicare patient day based on the acuity level of the patient.

Medicaid program payments for long-term care services are based upon fixed per diem rates negotiated with a managed care organization contracted by the state of Alabama.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties and exclusion from the Medicare and Medicaid programs. Management believes the Company is in material compliance with all applicable laws and regulations.

The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups (RUGs) based on the acuity level of the patient to determine the amount paid for patient services. The assignment of patients to the various RUG categories is subject to post-payment review by Medicare intermediaries. Management believes the Company has made adequate provision for any adjustments that may result from these reviews. Any differences between the net revenues recorded and the final determination will be adjusted in future periods as adjustments become known.

(1) Nature of Business and Summary of Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes

The Company, with consent of its stockholders, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Financial Accounting Standards Board (FASB) issued guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended June 30, 2010. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities before 2006.

Recently Adopted or Issued Accounting Pronouncements

FASB's Accounting Standards Codification (ASC) became effective July 1, 2009. At that date, ASC became FASB's officially recognized source of authoritative generally accepted accounting principles applicable to all public and nonpublic nongovernmental entities, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. All other accounting literature is considered nonauthoritative. The change to ASC affects the way companies refer to generally accepted accounting principles in financial statements and accounting policies. Citing particular content in ASC involves specifying the unique numeric path to the content through the topic, subtopic, section and paragraph of the structure.

In May 2009, FASB issued ASC 855, *Subsequent Events*. This statement establishes principles and requirements for subsequent events, setting forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

In September 2006, FASB issued ASC Topic 820 (formerly Statement of Financial Accounting Standards No. 157, *Fair Value Measurements)* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. ASC 820 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. On January 1, 2009, the Company adopted the remaining provisions of ASC 820 as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis. The adoption of ASC 820 did not have a material impact on the Company's financial position, results of operations or cash flows.

(2) Patient Accounts Receivable

Patient accounts receivable consist of the following at June 30:

	2010	2009
Private Pay	$ 91,613	$ 99,638
Medicaid	356,362	422,308
Medicare	116,923	118,307
Other	21,459	16,636
	586,357	656,889
Allowance for Doubtful Accounts	(35,261)	(77,635)
	$551,096	$579,254

(3) Long-Term Debt

The Company has a mortgage note payable to a financial institution which matures on February 7, 2014. The mortgage note payable bears interest at 6 percent and is secured by real estate. A stockholder of the Company has guaranteed the debt. The debt has been classified in current liabilities as of June 30, 2010 since the debt is expected to be repaid with proceeds from the sale of property and equipment held for sale.

(4) Restrictive Stock Transfer and Stock Purchase Agreement

The Company and its stockholders have entered into a buy-sell agreement that requires the Company or remaining stockholders to purchase the shares of the deceased stockholder. The purchase price is set annually by the stockholders. In the event of the death of a stockholder, the agreement is funded through life insurance. If the insurance death benefits are less than the purchase price, the Company may pay the deficiency over a period of ten years with interest at the prime rate not to exceed 15 percent. On December 2, 2000, one of the stockholders passed away. The value of the shares at the date of death was $140,920. As of June 30, 2010, the Company had not purchased the shares owned by the deceased stockholder. Interest is due at a rate to be determined.

(5) Concentrations in Revenue Sources

The Company provides patient care services under various third-party agreements. The principal sources of revenue under these contracts are derived primarily through the Medicaid and Medicare programs, as well as contracts with private pay patients who do not qualify for assistance from the other programs.

The percentage of the Company's income from each of these sources for the years ended June 30 is as follows:

	2010	2009
Private Pay	**8.3%**	7.2%
Medicaid	**80.5**	81.2
Medicare	**10.6**	11.5
Other	**0.6**	0.1
	100.0%	100.0%

The percentage attributable to the patients includes revenues from private pay patients as well as the patients' portions for services rendered under Medicaid and Medicare contracts, while Medicaid and Medicare percentages include only amounts actually due from those programs.

(6) Related Party Transactions

The Company purchases certain supplies from a related company through common ownership. Total purchases for the years ended June 30, 2010 and 2009 totaled $131,290 and $91,524, respectively. At June 30, 2010 and 2009, the amount owed to the related party and included in the Company's accounts payable totaled $6,409 and $5,443, respectively.

The Company reimburses health insurance premiums paid by a related company through common ownership. Both companies are covered by the same insurance carrier. Total payments for the years ended June 30, 2010 and 2009 totaled $161,273 and $149,754, respectively. As of June 30, 2010 and 2009, the amount owed to the related party and included in the Company's accounts payable totaled $14,966 and $12,537, respectively.

The Company purchases certain services for nurse aid training from a company whose owners are related. Total payments made for the years ended June 30, 2010 and 2009 totaled $40,936 and $43,848, respectively. As of June 30, 2010 and 2009, the amount owed to the related party and included in the Company's accounts payable totaled $6,720 for each year.

The Company incurred $433,025 and $517,216 in management fees from a related party for the years ended June 30, 2010 and 2009, respectively. The related party charges the Company fees based on its proration of cost between two nursing homes. In addition, the related party has advanced funds to the Company in the amount of $163,921 and $110,442 as of June 30, 2010 and 2009, respectively. The loan balance fluctuates monthly and bears no stated rate of interest.

A stockholder of the Company has advanced funds to the nursing home. As of June 30, 2010 and 2009, the balance totaled $150,000. The loan is payable upon demand and bears interest at 6.5 percent. Interest accrued as of June 30, 2010 and 2009 totaled $3,966 and $1,656, respectively. Total interest paid for the years ended June 30, 2010 and 2009 totaled $9,096 and $0, respectively.

(7) Employee 401(k) Pension Plan

Employees of the Company may participate in a 401(k) pension plan, whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company currently makes a contribution of 100 percent of the employee contribution up to 4 percent of compensation. The Company contributions for the years ended June 30, 2010 and 2009 totaled $27,911 and $48,494, respectively, which are recorded as an expense in the accompanying statements of operations.

(8) Contingent Liabilities

The Company has several legal claims that generally involve workers' compensation and medical malpractice issues. In the opinion of management, the ultimate disposition of these claims is not expected to have a material adverse effect on the Company's financial position, results of operation or cash flows. No amounts have been recorded in the accompanying financial statements related to these claims.

The Company has had no general or professional liability insurance since May 31, 2001 and has never had employment practices insurance. The cost of any settlement arising from claims for these coverages must be borne by the Company.

(9) Fair Value Measurements

ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The estimated fair values of the Company's short-term financial instruments, including cash, receivables and payables arising in the normal course of business, and current portions of debt, approximate their individual carrying amounts due to their relatively short period of time between origination and expected realization. The Company does not have any other financial instruments measured at fair value on a recurring basis that require further disclosure. Property and equipment held for sale are measured at fair value on a nonrecurring basis and are recorded at the lower of cost or fair value less costs to sell. The fair value of property and equipment held for sale was determined using level 3 inputs based on the amount of the sales contract.

(10) Subsequent Events

Effective October 1, 2010, the Company sold its land, building, equipment, furniture and fixtures related to its nursing facility to Coosa Nursing ADK, LLC for total consideration of $8,812,500 which included cash of $8,246,000 (including additional consideration of $33,500 for inventory, supplies and bed taxes) and entered into a $600,000 short-term promissory note with the purchaser. The transaction resulted in a gain on sale of $8,512,038.

The Company entered into a promissory note receivable in the amount of $600,000 with Coosa Nursing ADK, LLC and AdCare Health Systems, Inc. concurrent with the sale of assets. Under the terms of the note receivable, the Company will receive monthly payments of $100,000 plus accrued interest beginning on November 1, 2010 and continuing on the first day of each month until the note is paid in full. The note receivable matures on April 1, 2011 and earns interest at a rate of eight percent per year.

Concurrent with the sale of assets, the Company paid off its note payable with a financial institution. The note payable had an outstanding balance of $395,875 as of September 30, 2010 and was scheduled to mature on February 7, 2014.

The net proceeds from the sales transaction were distributed by dividend to the Company's stockholders.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 29, 2010, the date the financial statements were issued.